The Real Brokerage Inc. (formerly “ADL Ventures Inc.”)

Condensed Interim Financial Statements

For the three months ended March 31, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

Notice to Reader

The accompanying unaudited condensed interim financial statements of The Real Brokerage Inc., formerly ADL Ventures Inc., (the “Company”) have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. The Company’s independent auditors have not performed a review of these condensed interim financial statements for the three months ending March 31, 2020, in accordance with the standards established by the CPA Canada for a review of condensed interim financial statements by an entity’s auditors.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”)
Condensed Interim Statements of Financial Position

(Expressed in Canadian Dollars)

	March 31,	December 31,
	2020	2019
As at	(unaudited)	(audited)

Assets

Current
Cash and cash equivalents	$437,593	$460,592

Liabilities and Shareholders' Equity

Liabilities

Current
Accounts payable	$65,565	$65,565
Accrued liabilities	20,000	-
	85,565	65,565

Shareholders' Equity

Share capital (note 4)	519,973	519,973
Reserves	96,653	96,653
Deficit	(264,598)	(221,599)
	352,028	395,027

Total Liabilities and Shareholders' Equity	$437,593	$460,592

Subsequent events (note 4 and 8)

Approved on behalf of the Board on July 14, 2020 by:

Laurence Rose (signed)

Laurence Rose, Director

Tamir Poleg (signed)

Tamir Poleg, Director

The accompanying notes are an integral part of these condensed interim financial statements.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”)

Condensed Interim Statements of Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

Three months ended	March 31, 2020	March 31, 2019

Operating Expenses
Regulatory and filing fees	$11,692	$8,080
Professional fees (note 1)	32,032	12,057
General and administrative	34	31
	$(43,758)	$(20,168)

Other Item
Interest income	759	1,899

Net Loss and Comprehensive Loss	$(42,999)	$(18,269)

Basic and diluted loss per share	$(0.00)	$(0.00)

Weighted average number of shares outstanding	9,100,000	9,100,000

The accompanying notes are an integral part of these condensed interim financial statements.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”)

Condensed Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in Canadian Dollars)

	Number of				Total
	Outstanding				Shareholders'
	Shares	Share Capital	Deficit	Reserves	Equity

Balance, December 31, 2018	9,100,000	$519,973	$(147,466)	$96,653	$469,160
Net loss for the period	-	-	(18,269)	-	(18,269)
Balance, March 31, 2019	9,100,000	519,973	(165,735)	96,653	450,891
Net loss for the period	-	-	(55,864)	-	(55,864)
Balance, December 31, 2019	9,100,000	519,973	(221,599)	96,653	395,027
Net loss for the period	-	-	(42,999)	-	(42,999)
Balance, March 31, 2020	9,100,000	$519,973	$(264,598)	$96,653	$352,028

The accompanying notes are an integral part of these condensed interim financial statements.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”)

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	March 31,	March 31,
Three months ended	2020	2019

Cash Provided by (Used in)

Operating Activities
Net loss	$(42,999)	$(18,269)

Changes to non-cash working capital
Accounts payable and accrued liabilities	20,000	12,057
Net cash used in operating activities	(22,999)	(6,212)

Increase (decrease) in cash	(22,999)	(6,212)
Cash balance, beginning of period	460,592	488,398
Cash balance, end of period	$437,593	$482,186

Supplemental disclosure of non-cash transactions
Agent options included in share issuance costs	$-	$-
Amounts paid for interest	$-	$-
Amounts paid for taxes	$-	$-

Cash and cash equivalents consist of:
Cash	$437,593	$30,287
Guaranteed investment certificate	-	451,899
	$437,593	$482,186

There were no cash investing activities of financing activities during the three ended March 31, 2020 and 2019.

The accompanying notes are an integral part of these condensed interim financial statements.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”) Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

1. Nature of Operations and Going Concern

The Real Brokerage Inc, formerly ADL Ventures Inc., (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on February 27, 2018 and is a capital pool company (“CPC”), as defined in TSX Venture Exchange (“TSX-V”) Policy 2.4 (“Policy 2.4”). The Company’s objective is to identify and evaluate companies, businesses, properties, or assets for acquisition and once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder and regulatory approval (the “Qualifying Transaction”).

The Company’s registered office address and principle place of business is Suite 302 – 133 Richmond Street West, Toronto, Ontario M5H 2L3.

These condensed interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at March 31, 2020, the Company has a deficit of $264,598 (December 31, 2019 - $221,599). For the three months ended March 31, 2020, the Company incurred a net loss of $42,999 (2019 - $18,269). There are material uncertainties that may cast significant doubt about the appropriateness of the going concern assumption as the Company has not generated any revenues. These condensed interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

On August 13, 2019, the Company announced that it entered into a binding letter of intent with Real Technology Broker Ltd. (“Real”) a private company incorporated under the laws of Israel, whereby the Company will acquire all of the issued and outstanding securities of Real by way of a share exchange, arrangement, amalgamation or similar transaction to ultimately form the resulting issuer who will continue on the business of Real. The Company intends that the transaction will constitute its Qualifying Transaction, as such term is defined in the policies of the TSX-V. Subsequent to March 31, 2020, the Company completed the Qualifying Transaction with Real (Note 8).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Company has implemented safety and physical distancing procedures, including working from home where possible and ceased all travel. The Company will continue to monitor the impact of the COVID-19 outbreak, the duration and impact which is unknown at this time, as is the efficacy of any intervention. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

2. Basis of Presentation

(a) Statement of compliance

These condensed interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” They do not include all the information required for full annual financial statements and should be read in conjunction with the Company’s audited annual financial statements for the fiscal year ended December 31, 2019, which have been prepared with International Financial Reporting Standards (“IFRS”). The condensed interim financial statements of the Company for the three months ended March 31, 2020 were approved and authorized for issue by the Board of Directors on July 14, 2020.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”) Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

2. Basis of Presentation (Continued)

(b) Basis of presentation

These condensed interim financial statements have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit or loss, which are stated at fair value. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These condensed interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

3. Significant Accounting Policies

These condensed interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s audited annual financial statement for the fiscal year ended December 31, 2019.

4. Share Capital

(a) Authorized - Unlimited number of common shares without par value.

(b) Issued and outstanding

The Company issued 6,100,000 founders’ common shares which are held in escrow following the Company’s initial public offering. The escrowed shares were issued for $0.05 per share to officers and directors of the Company for total proceeds of $305,000. These shares will be released pro rata to the shareholders as to 10% upon issuance of the Final Exchange Bulletin in accordance with Policy 2.4, with the remainder being released in six equal tranches of 15% every six months thereafter for a period of 36 months.

On June 25, 2018, the Company successfully completed its initial public offering of 3,000,000 common shares at a price of $0.10 resulting in gross proceeds of $300,000 and received Final Exchange Bulletin. The Company incurred $85,027 of share issuance costs, including agent options valued at $15,869 (note 4c). Pursuant to the polices of the TSX-V, the proceeds raised from the issuance of common shares may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds from the issuance of shares or $210,000 may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions apply until completion of the Qualifying Transaction by the Company as defined under the policies of the TSX-V. Upon completion of the Offering, the Company had 9,100,000 common shares issued and outstanding, which common shares commenced trading on the TSX-V under the symbol "AVI.P".

No shares were issued during the three months ended March 31, 2020 and the year ended December 31, 2019.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”) Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

4. Share Capital (Continued)

(c) Agents’ options

The following table summarizes the Company’s agent options activity:

		Weighted
	Number of	Average
	Agents’ Options	Exercise Price
Balance, December 31, 2018 and 2019	300,000	$0.10
Granted	-	-
Balance, March 31, 2020	300,000	$0.10

Pursuant to an Agency Agreement between the Company and PI Financial Corp. (the “Agent”), the Agent was granted non-transferable agent options to purchase up to 300,000 common shares at a price of $0.10 per common share, exercisable for a period of 24 months from June 25, 2018. As at March 31, 2020, the weighted average remaining life of the outstanding agent options is 0.24 years (December 31, 2019 - 0.48 years). Subsequent to March 31, 2020, the Company issued 300,000 common shares pursuant to the exercise of agents’ options.

(d) Stock options

The Incentive Stock Option Plan provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with TSX-V requirements, grant to directors, officers and technical consultants to the Company, non-transferable options to purchase common shares, exercisable for a period of up to ten years from the date of grant, provided that, until the completion of the Qualifying Transaction the number of common shares reserved for issuance shall not exceed 900,000. Options granted to any optionee that does not continue as a director, officer, technical consultant or employee of the Company may be exercised the greater of 12 months after the completion of the Qualifying Transaction and 90 days following the cessation of the optionee’s position with the Company, provided that if the cessation of office, directorship or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”) Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

4. Share Capital (Continued)

(d) Stock options (continued)

Pursuant to Policy 2.4 of the TSX-V, prior to the completion of the Qualifying Transaction, certain additional restrictions respecting the grant of stock options apply to the Company:

  The total number of common shares reserved under option for issuance may not exceed 10% of the common shares outstanding as at the closing of the Initial Public Offering (“IPO”). The number of common shares reserved under option for issuance to any individual director or officer may not exceed 5% of the common shares outstanding after closing of the IPO.

  Other than directors and officers, options may only be issued to technical consultants required to assist the Company in reviewing potential Qualifying Transactions. The number of common shares reserved under option for issuance to all technical consultants may not exceed 2% of the common shares to be outstanding after closing of the IPO.

  Options may not be issued to any persons providing investor relations, promotion or market making services.

The following is a summary of changes in stock options:

	Number	Weighted Average
	of Options	Exercise Price
Balance, December 31, 2018 and 2019	900,000	$0.10
Granted	-	-
Balance outstanding and exercisable, March 31, 2020	900,000	$0.10

On June 25, 2018, the Company granted 900,000 stock options with an exercise price of $0.10 per share and expiry date of June 25, 2028. These stock options were vested immediately. As at March 31, 2020, the weighted average remaining life of the outstanding agent options is 8.24 years (December 31, 2019 – 8.49 years).

Total share-based compensation recorded during the three months ended March 31, 2020 was $nil (2019 - $nil).

Subsequent to March 31, 2020, the Company issued 675,000 common shares pursuant to the exercise of stock options.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”) Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

5. Financial Instruments

Fair value

As at March 31, 2020, the Company’s financial instruments consist of cash and cash equivalents and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk for the Company is associated with its cash and cash equivalents. The Company is not exposed to significant credit risk as its cash and cash equivalents is placed with a major Canadian financial institution.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. At March 31, 2020, the Company has sufficient funds to meet its obligations of $85,565 (December 31, 2019 - $65,565). The Company’s accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

(c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant market risk.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”) Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

6. Capital Management

The Company is actively looking to acquire an interest in a business or assets and this involves a high degree of risk. The Company has not determined whether it will be successful in its endeavours and does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of common shares. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid.

7. Related Party Transactions

Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as persons performing similar functions.

During the three months ended March 31, 2020 and 2019, there was no remuneration paid or share-based compensation granted to key management personnel.

8. Subsequent Event

i) On June 5, 2020, the Company completed its acquisition of all of the issued and outstanding securities of Real, a private company incorporated under the laws of Israel, which constitutes the Company’s “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “Exchange”).

On March 5, 2020, the Company and Real entered into a securities exchange agreement (the “Securities Exchange Agreement”) pursuant to which the Company would acquire all of the issued and outstanding securities of Real as part of the Qualifying Transaction.

The Securities Exchange Agreement provided for the acquisition of all of the issued and outstanding common shares, warrants and options of Real by the Company in exchange for common shares (the “Common Shares”) and options of the Company. In particular, shareholders of Real were issued (i) an aggregate of 110,303,732 Common Shares (the “Consideration Shares”) (based on the deemed value ascribed to Real as negotiated between the Company and Real of CAD$27,575,933, at a deemed issue price of CAD$0.25), resulting in 1.0083 Consideration Share for each one Real share held; and (ii) an aggregate of 6,098,411 options. As a result of the Qualifying Transaction, the Company became the sole beneficial owner of all of the outstanding securities of Real. The Company is the parent company of Real which will continue its business.

The Real Brokerage Inc. (formerly “ADL Ventures Inc”) Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2020 and 2019 (Unaudited - Expressed in Canadian Dollars)

8. Subsequent Event (Continued)

In addition, aggregate gross proceeds totaling US$1,586,139 were raised prior to the closing of the Qualifying Transaction by way of a private placement of subscription receipts of the Company (the “Private Placement”). Each subscription receipt was exercisable into one Common Share and were automatically exercised upon completion of the Qualifying Transaction. The Common Shares issued pursuant to the Private Placement are subject to a six month hold period from the date of closing of the Private Placement comprised of a 4 month regulatory hold period plus an additional two month hold period based on contractual lock-up commitments of the subscribers. At March 31, 2020, the Company had $650,710 held in escrow related to the subscription receipts. These funds are not recorded in cash and cash equivalents at March 31, 2020 as the release of the funds is conditional on the completion of the Securities Exchange Agreement.

Pursuant to the terms of an escrow agreement dated June 5, 2020 among the Company, Computershare Trust Company of Canada as escrow agent and certain escrow securityholders, an aggregate of 62,257,250 Common Shares and 5,330,172 options have been placed in escrow, whereby 25% of such securities were released immediately upon the issuance of the Exchange bulletin evidencing final acceptance of the Qualifying Transaction and the balance of such securities will be released in equal tranches of 25% every six months thereafter.

The Common Shares commenced trading on the Exchange on June 12, 2020 following the issuance of the final bulletin of the Exchange in respect of the Qualifying Transaction, and under the new name “The Real Brokerage Inc.” with the trading symbol “REAX”. The Company will carry on the business of Real.